EXHIBIT 107

Calculation of Filing Fee Tables

FORM S-3
(Form Type)

PacifiCorp
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.500% First Mortgage Bonds due 2054	Rule 547(r)	$1,200,000,000	99.956%	$1,199,472,000	0.00011020	$132,181.81
Fees Previously Paid	—	—	—	—	—	—	—	—
	Total Offering Amounts				—	$1,199,472,000	—	$132,181.81
	Total Fees Previously Paid				—	—	—	—
	Total Fee Offsets				—	—	—	—
	Net Fee Due				—	—	—	$132,181.81

The prospectus supplement to which this exhibit is attached is a final prospectus supplement for the related offering. The maximum aggregate offering price of that offering is $1,199,472,000.

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